Exhibit 21.1

JetPay Corporation

Names and Jurisdictions of Subsidiaries

As of December 31, 2016

Subsidiary Name	Jurisdiction
JetPay Payment Services, TX, LLC	Texas
JetPay HR & Payroll Services, Inc.	Pennsylvania
Payroll Tax Filing Services, Inc.	Pennsylvania
JetPay Payment Services, PA, LLC	Pennsylvania
JetPay Payment Services, FL, LLC	Delaware